Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income before assessments	$348,688	$298,372	$282,342	$281,536	$269,359
Add: fixed charges (see below)	1,179,866	860,835	635,642	591,983	572,910
Total earnings	$1,528,554	$1,159,207	$917,984	$873,519	$842,269

Fixed charges: (1)
Interest expense	$1,179,162	$860,190	$634,979	$591,373	$572,311
Interest portion of rent expense	704	645	663	610	599
Total fixed charges	$1,179,866	$860,835	$635,642	$591,983	$572,910

Ratio of earnings to fixed charges (2)	1.30	1.35	1.44	1.48	1.47

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.